SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 May to 2 June 2016

DATE	DETAIL

01 June 2016	Total Voting Rights

31 May 2016	Notification of Major Interest in National Grid Ordinary Shares

12 May 2016	UK RIIO-T1 Mid-Period Review

10 May 2016	Notification of Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

02 June 2016: Notice of Adjustment of the Conversion Price
23 May 2016: Capital Investment and Financing Order received for Niagara Mohawk Electric and Gas businesses
19 May 2016: Results for the year ended 31 March 2016
10 May 2016: Board change